Mail Stop 3561

August 21, 2009

Mr. David D. Selmon
Chief Executive Officer
Tropical PC, Inc.
3118 W. Parkwood Ave., #111
Webster, TX 77598

> **Re:** **Tropical PC, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2009**
> **File No. 000-52171**

Dear Mr. Selmon:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant